

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2013

Via E-mail

Robert J. Olivieri, Esq.
Hodgson Russ LLP
The Guaranty Building
140 Pearl Street, Suite 100
Buffalo, NY 14202

>   **Re: MOD-PAC Corp.**
>   **Schedule 13E-3**
>   **Filed May 14, 2013 by MOD-PAC Corp., Rosalia Capital LLC, Mandan**
>   **Acquisition Corp., Kevin T. Keane, Daniel G. Keane, LeCaron Enterprises**
>   **Corp.**
>   **File No. 005-78992**
>
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 14, 2013**
>   **File No. 000-50063**

Dear Mr. Olivieri:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Introduction, page 2

1.   In the last paragraph on page 2 you include two separate disclaimers for your own disclosure. Disclaiming a person's own disclosure is inappropriate. Please remove this disclaimer.

2.   Please include the substance of the disclosure responsive to Items 2, 3 and 11 in the proxy statement to be delivered to security holders.

Preliminary Proxy Statement on Schedule 14A

Cover Letter

3.   We note your disclosure here and elsewhere in the front part of the proxy statement that the board of directors determined that the proposed merger agreement and the related transactions are fair to and in the best interests of the company and its shareholders, other than Mr. Keane, Mr. Keane and the other Family Shareholders and their respective affiliates. Elsewhere in the proxy statement you disclose that certain filing persons reached the same determination with respect to unaffiliated security holders, as defined in Rule 13e-3. Please revise here and throughout the filing to consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Note that the staff views officers and directors of the issuer as affiliates of that issuer.

Questions and Answer, page 11

4.   Please consolidate this section and the Summary Term Sheet to avoid duplication and highlight the most material terms of the proposed transaction.

Special Factors

Background of the Merger, page 15

5.   We note the reference, on page 17, to the Daroth Valuation Analysis. Please summarize the report and provide all of the disclosure required by Item 1015(b) of Regulation M-A with respect to Daroth.

6.   Refer to the first entry for each January 4 and 14, 2013 on page 18. Please tell us whether Western Reserve produced any reports as described in Item 1015 of Regulation M-A. If so, please provide the summary of such report as required by Item 1015(b)(6) of Regulation M-A.

Reasons for the Merger, page 24

7.   We note that the special committee considered the Western Reserve analyses and conclusions. We also note that the board adopted the special committee's analysis. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must <u>expressly adopt</u> this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee

adopted Western Reserve analyses and conclusions as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A.

8. To the extent the special committee and the board adopted Western Reserve's analysis as their own, please address how any filing person relying on the Western Reserve opinion was able to reach the fairness determination as to unaffiliated stockholders given that the opinion addresses fairness with respect to the Public Shareholders, defined on page 3 to mean all shareholders other than the Family Shareholders and their respective affiliates, rather than all unaffiliated stockholders.

9. Refer to the fifth bullet point on page 25. Please explain what about the company's "business, assets, financial condition and results of operations, its competitive position …" the special committee found supportive of its fairness determination.

10. You do not appear to provide a discussion of whether the consideration offered to unaffiliated stockholders constitutes fair value in relation to net book value, going concern value, and liquidation value. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination. The factors should be discussed in reasonable detail, or the filing person should explain in detail why such factors were not deemed material or relevant. Please refer to questions 20 and 21 of SEC Release No. 34-17719 (April 13, 1981) and revise.

Opinion of the Special Committee's Financial Advisor, page 29

11. Please disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose: (i) transactions and premiums paid in the transactions used in the Premiums Paid analysis, (ii) the enterprise values and LTM EBITDA for each comparable company that is the basis for the multiples disclosed on page 32 with respect to the Reference Public Company analysis, (iii) the enterprise value and LTM EBITDA from each transaction that resulted in the multiples disclosed on page 33 with respect to the Reference M&A Transactions analysis, and (iv) the company's forecasts that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those forecasts).

12. We note that the Western Reserve presentation filed as an exhibit to the Schedule 13E-3 does not include the disclosure identified in our comment above. If so, please disclose this and disclose whether Western Reserve provided such information orally to the special committee. If it did not, revise your section captioned "Reasons for the Merger…" (page 24) to explain how the special committee evaluated Western Reserve's analyses and opinion without such information and how it was able to nonetheless reach the fairness determination stated. Also in the event that Western Reserve did not provide this information and the special committee did not ask for it, address the basis for stating, on page 27, that the members of the special committee were "adequately" compensated.

13.   Revise your disclosure here and on page 24 to explain how Western Reserve was able to support its fairness opinion and the special committee reach its fairness determination given that the Premiums Paid analysis, the Reference Public Companies analysis and the Reference M&A Transactions analysis appear to have included companies and transactions that are comparable to the company. Did Western Reserve discard or discount the effect of any such non-comparable company/transaction in making its final valuation range in any of the referenced analyses?

Discounted Cash Flow Analysis, page 33

14.   Please disclose the basis upon which Western Reserve decided to use a WACC range of 10%-12% and an exit multiple range of 4x to 4.5x.

Leveraged Buyout Analysis, page 33

15.   Please revise this section to show how Western Reserve performed this analysis.

Miscellaneous, page 34

16.   Quantify the fee paid to Western Reserve. See Item 1015(b)(4) of Regulation M-A.

Purposes and Reasons of Family Corp., Parent, merger Sub and the Family Shareholders for the Merger, page 34

17.   You refer in the first sentence to a "possible interpretation of the SEC rules governing 'going private' transactions" and to how the parties named in the section caption "may be deemed" to be an affiliate of the company. Both references are inappropriate. Please revise here and on pages 35 and 39.

Certain Effects of the Merger, page 39

18.   Provide the disclosure required by instruction 3 to Item 1013 of Regulation M-A.

Interests of the Company's Directors and Executive Officers in the Merger, page 44

19.   Please quantify and disclose in tabular format the cash amounts to be received by each director and executive officer as a result of the merger, including the number and value of any shares, vested and unvested options and warrants that they hold.

Selected Financial Information, page 73

20.   Please disclose the ratio of earnings to fixed charges as required by Item 1010(c)(4) of Regulation M-A.

Where You Can Find More Information, page 79

21.   You state in the fourth paragraph of this section that you are incorporating documents by reference filed "after the date of this proxy and before the date of the Special Meeting." Exchange Act Rule 13e-3 and Schedule 13E-3 do not permit general "forward incorporation" of documents to be filed in the future. Please revise this disclosure and amend your document to specifically list any such filings.

Forms of Proxy Card

22.   Please revise the forms of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions